Annual General Meeting of Shareholders
of
KIRKLAND LAKE GOLD LTD.
(the "Company")

May 2, 2018

REPORT OF VOTING RESULTS
Pursuant to Section 11.3 of
National Instrument 51-102 -Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the annual meeting of shareholders of the Company held on May 2, 2018 (the “Meeting”), we hereby advise of the following voting results as tabulated.

Total common shares issued and outstanding at record date (March 26, 2018)	211,198,825
Total shares represented at the Meeting in person and by proxy	160,043,996
Percentage of total shares represented at the Meeting	76%

Election of Directors

Based on proxies received and votes conducted by ballot during the Meeting, the following individuals were elected as directors of the Company until the next annual shareholders’ meeting, with the following results:

Name of Nominee	Votes cast FOR	% votes cast FOR	Votes WITHHELD	% of Votes WITHHELD
Jonathan Gill	145,354,300	99.82%	263,890	0.18%
Arnold Klassen	141,520,544	99.19%	4,097,646	2.81%
Pamela Klessig	145,271,657	99.76%	346,533	0.24%
Anthony Makuch	144,344,487	99.13%	1,273,703	0.87%
Barry Olson	145,461,992	99.89%	156,198	0.11%
Jeffrey Parr	145,431,818	99.87%	186,372	0.13%
Eric Sprott	145,445,874	99.88%	172,316	0.12%
Raymond Threlkeld	143,656,989	98.65%	1,961,201	1.35%

Re-Appointment of Auditors

Based on proxies received and votes cast by show of hands during the Meeting, KPMG LLP, Chartered Accountants, were appointed as independent auditors of the Company for the ensuing year and the directors are authorized to fix their remuneration, with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast WITHHELD	% of votes cast WITHHELD
Appointment of Auditors	159,568,530	99.72%	446,541	0.28%